Exhibit 95.1
Mine Safety Disclosure

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, may be reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

The following table includes information required by the Act for the twelve months ended December 31, 2023.

Mine (Federal Mine Safety and Health Administration (MSHA) ID)	Total # of Significant & Substantial violations under §104(a)	Total # of orders under §104(b)	Total # of unwarrantable failure citations and orders under §104(d)	Total # of violations under §110(b)(2)	Total # of orders under §107(a)	Total dollar value of proposed assessments from MSHA ($ in thousands)	Total # of mining related fatalities	Received Notice of Pattern of Violations under §104(e) (yes/no)?	Received Notice of Potential to have Pattern under §104(e) (yes/no)?	Total # of Legal Actions Pending with the Mine Safety and Health Review Commission as of the Last Day of Period	Legal Actions Initiated or Resolved During Period
TP Claims 1&2/Rosa Blanca (4100867)	—	—	—	—	—	$0	—	No	No	—	—